                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                              (Amendment No. 4)(1)


                              METALCLAD CORPORATION
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                                (Name of Issuer)


                          Common Stock, $.10 par value
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                         (Title of Class of Securities)


                                    591142194
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                                 (CUSIP Number)

                         Wayne W. Mills and Tamara Mills
                                 5020 Blake Road
                                 Edina, MN 55436
                              Phone: (612) 930-9453

                                 With a copy to:
                               Mark J. Briol, Esq.
                            Briol & Associates, PLLC
                                 3700 IDS Center
                             80 South Eighth Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 337-8410

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 December 17, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 7 Pages)

CUSIP NO. 591142194               13D                          PAGE 2 OF 7 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Wayne W. Mills
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,405,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,405,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,405,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                             [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 591142194               13D                          PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Tamara Mills
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    275,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    275,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     275,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                             [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $.10 par value, of Metalclad Corporation, a Delaware corporation ("Metalclad"). The address of Metalclad's principal executive offices is 2 Corporate Plaza, Suite 125, Newport Beach, CA 92660.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by Wayne W. Mills and Tamara Mills. Mr. Mills' business address is 5020 Blake Road South, Edina, MN 55436. Mr. Mills is a private investor. Ms. Mills' address is 5020 Blake Road South, Edina, MN 55436. Ms. Mills is a private investor. Mr. and Ms. Mills are husband and wife.

         During the last five years, neither Mr. Mills nor Ms. Mills have been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Both Mr. Mills and Ms. Mills are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Mills has come to believe it is in the best interest of the shareholders to change the management and the board of directors of Metalclad. He is therefore seeking the cooperation of the current board and management in changing management and the board to include persons who Mr.
Mills believes will be more effective in increasing shareholder value. If this effort to obtain board and management cooperation does not succeed, Mr. Mills will solicit written consents from the shareholders to replace the entire board.

         Other options will also be considered, such as proposing a merger between Metalclad and a suitable candidate, should a suitable candidate be made known to Mr. Mills; proposing a tender offer for sufficient shares to give Mr. Mills a majority vote in Metalclad; or such other prudent means to increase shareholder value as shall appear.

         Except as indicated in this Statement, the Reporting Persons have not formulated any definitive plans. However, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         a.- b. Mr. Mills owns 1,005,000 shares. Blake Capital Partners, LLC, a Minnesota limited liability corporation ("Blake"), owns 400,000 shares. Mr. Mills is the sole officer, director, and controlling person of Blake. Ms. Mills owns 275,000 shares. Mr. and Ms. Mills each disclaim beneficial ownership over their spouse's shares and Ms. Mills disclaims beneficial ownership over the shares owned by Blake. According to the most recently filed Quarterly report on Form 10-Q of Metalclad, as of June 30, 2001, 7,448,015 shares of Metalclad common stock were issued and outstanding. Accordingly, based on such report Mr. Mills owns 18.9% of the outstanding shares and Ms. Mills owns 3.7% of the outstanding shares.

        c.        TRANSACTIONS WITHIN THE LAST 60 DAYS

Identity of Entity:  Wayne W. Mills

           None

Identity of Entity: Blake Capital Partners, LLC

           None

Identity of Entity: Tamara Mills

           None

         d.       Not applicable.

         e.       Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

         Pursuant to the Non-Recourse Security And Pledge Agreement ("Pledge Agreement") dated December 10, 2001 between Metalclad, Bruce H. Haglund, Esq., Blake, and Mr. Mills, Blake and Mr. Mills have pledged 500,000 shares of Metalclad stock to guarantee the Non-Recourse Secured Note ("Note"), dated December 10, 2001, between Metalclad, Blake, and Mr. Mills in the amount of $1,250,000. Under the terms of the Pledge Agreement, Mr. Mills shall retain all voting power with respect to the pledged shares unless and until such shares are canceled or sold pursuant to the Pledge Agreement and/or the Note. Copies of the Pledge Agreement and the Note are attached as Exhibits B and C, respectively, to Amendment No. 3 of the Reporting Persons' Form 13D/A, filed December 14,
2001, and are incorporated by reference herein.

         Except as indicated in this Statement, the Reporting Persons do not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of Metalclad, including but not limited to transfer or voting of securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.     Copy of an Agreement by and between Mr. and Ms. Mills
                        to file this Statement on Schedule 13D on behalf of each of them.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 19, 2001                   /s/ Wayne W. Mills
                                        ----------------------------
                                              Wayne W. Mills




Dated: December 19, 2001                   /s/ Tamara Mills
                                        ----------------------------
                                              Tamara Mills

                                    EXHIBIT A

                                    AGREEMENT
                          TO JOINTLY FILE SCHEDULE 13D


         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Metalclad Corporation and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated:            December 19, 2001                   /s/ Wayne W. Mills
                                                   ----------------------------
                                                         Wayne W. Mills




Dated:            December 19, 2001                   /s/ Tamara Mills
                                                   ----------------------------
                                                         Tamara Mills